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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                                AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934
                              ____________________

                              DAMES & MOORE GROUP
                           (Name of Subject Company)

                              ____________________

                        DEMETER ACQUISITION CORPORATION
                                URS CORPORATION
                                   (Bidders)

                              ____________________

                    Common Stock, par value $0.01 per share
           (Including the Associated Preferred Stock Purchase rights)
                         (Title of Class of Securities)

                              ____________________

                                  235713 10 4
                     (CUSIP Number of Class of Securities)
                              ____________________

                               Kent P. Ainsworth
                        Demeter Acquisition Corporation
                              c/o URS Corporation
                        100 California Street, Suite 500
                            San Francisco, CA 94111
                                 (415) 774-2700
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                        of the person filing statement)

                              ____________________

                                    Copy to:

                           Samuel M. Livermore, Esq.
                              Cooley Godward LLP
                        One Maritime Plaza, 20th Floor
                            San Francisco, CA 94111
                                (415) 693-2000

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     This statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 11, 1999 by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser") and URS Corporation, a Delaware corporation ("Parent") (the "Schedule 14D-1"). The Schedule 14D-1 was filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (including associated preferred stock purchase rights), of Dames & Moore Group, a Delaware corporation (the "Company"), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 11, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

Item 3.  Past Contacts, Transaction or Negotiations with the Subject Company

     Item 3 "Past Contacts, Transaction or Negotiations with the Subject Company" of the Schedule 14D-1 is hereby amended to include the following:

     On May 18, 1998, Parent issued a press release announcing that the Federal Trade Commission has granted early termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act with respect to its pending acquisition of the Company and the related equity financing. A copy of the press release is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

     Item 11 of the Schedule 14D-1 is hereby amended to include the following as an exhibit:

     Exhibit (a)(9): Text of the Press Release dated May 18, 1999 issued by URS Corporation.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                                      URS CORPORATION


                                      By:  /s/ Kent P. Ainsworth
                                          -----------------------------
                                          Name:  Kent P. Ainsworth
                                          Title: Executive Vice President and
                                                 Chief Financial Officer


                                      DEMETER ACQUISITION CORPORATION


                                      By:  /s/ Kent P. Ainsworth
                                          -----------------------------
                                          Name:  Kent P. Ainsworth
                                          Title: Treasurer and
                                                 Chief Financial Officer

Dated:  May 18, 1999

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